UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: April 17, 2006

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its Charter)

Unit 2, 7th Floor, Bupa Centre,

141 Connaught Road West,

Hong Kong

China

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  ☒        Form 40-F  ☐

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I Rule 101 (b)(1).]

Yes  ☐        No  ☒

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).]

Yes  ☐        No  ☒

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Item 1 – Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Seaspan Corporation dated April 17, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: April 17, 2006	By:	/s/ Kevin M. Kennedy
Kevin M. Kennedy
Chief Financial Officer

Exhibit I

Seaspan Corporation
Unit 2, 7th Floor, Bupa Centre
141 Connaught Road West
Hong Kong, China c/o 2600 – 200 Granville Street
Vancouver, BC
Canada V6C 1S4
Tel: 604-482-8777
Fax: 604-648-9782 www.seaspancorp.com

FOR IMMEDIATE RELEASE

SEASPAN REPORTS RESULTS FOR FIRST QUARTER 2006

AND DECLARES QUARTERLY DIVIDEND

Hong Kong, China, April 17, 2006 – Seaspan Corporation (“Seaspan”) (NYSE: SSW) announced today the financial results for the first quarter ended March 31, 2006.

“We are very pleased with our performance this quarter, as we continued to realize a number of our key strategic objectives,” said Gerry Wang, Chief Executive Officer of Seaspan. “During the first three months of this year, we took early delivery of two vessels in our initial contracted fleet of 23 vessels, bringing the total number of Seaspan vessels in operation to 15. In addition, we began to execute on our growth strategy by expanding our fleet further through acquisition. The acquisitions we announced this quarter diversify our customer base and the vessel size we can offer to customers, and we anticipate they will add incremental cash flows for distribution to our shareholders once the new ships are delivered and operating. Our contracted fleet has now grown to 29 ships and our customer base includes the two major Chinese liner operators, China Shipping Container Lines and Cosco Container Lines.”

Financial Highlights for the Quarter Ended March 31, 2006

•	Reported net earnings of $8.5 million and earnings per share of $0.24 for the quarter.

•	Generated $15.0 million of cash available for distribution during the quarter ended March 31, 2006.

•	Paid a quarterly dividend of $0.425 per share on March 9, 2006 for Seaspan’s first full quarter ended December 31, 2005.

•	Declared a quarterly dividend of $0.425 per share for the quarter ended March 31, 2006.

•	Took delivery of two of the company’s contracted vessels, bringing the Seaspan chartered fleet to a total of 15 vessels in operation as at March 31, 2006.

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Results for the Quarter Ended March 31, 2006

Seaspan reported revenue of $24.8 million for the quarter ended March 31, 2006, and net earnings for the quarter were $8.5 million. Total operating expenses were $12.7 million for the quarter ended March 31, 2006, and were comprised of ship operating costs of $6.1 million, depreciation of $5.6 million and general and administrative costs of $1.0 million. Seaspan reported basic and fully diluted earnings per share of $0.24 for the quarter.

During the quarter ended March 31, 2006, Seaspan generated $15.0 million of cash available for distribution, a non-GAAP measure. Please read Reconciliation of Non-GAAP Financial Measures – Description of Non-GAAP Financial Measures - Cash Available for Distribution for a description of cash available for distribution and a reconciliation of net earnings to cash available for distribution.

Seaspan declared a quarterly cash dividend of $0.425, representing a total cash distribution of $15.3 million. Seaspan’s Board of Directors has adopted a policy to pay a regular quarterly dividend of $0.425 per share on Seaspan’s common and subordinated shares throughout the period of delivery of Seaspan’s initial contracted fleet of 23 vessels. The cash dividend is payable on May 11, 2006 to all shareholders of record on April 28, 2006.

Operational Highlights for Quarter Ended March 31, 2006

•	During the quarter, Seaspan took delivery of two additional vessels in its initial contracted fleet of 23 vessels, increasing Seaspan’s total operating fleet from 13 to 15 vessels;

o	On January 3, 2006, Seaspan took delivery of the 4250 TEU Dubai Express, approximately ten weeks ahead of the contractual delivery date. This ship is the second of nine vessels chartered to CP USA, a subsidiary of CP Ships Ltd.

o	On February 21, 2006, Seaspan took delivery of the 4250 TEU Jakarta Express, approximately seven weeks ahead of the contractual delivery date. This ship is the third of nine vessels chartered to CP USA, a subsidiary of CP Ships Ltd.

•	During the quarter, Seaspan also expanded its fleet beyond the initial contracted fleet through acquisitions of contracts and new orders, to increase the total fleet from 23 to 29 vessels, with options for another eight vessels;

o	On February 14, 2006, Seaspan announced that it has agreed to purchase two 3500 TEU vessels under construction from affiliates of Conti Holding GmbH & Co. KG of Germany. The cost upon delivery is expected to be approximately $50.0 million per vessel. Seaspan expects to take delivery of the two 3500 TEU vessels in February and July 2007, respectively, from Zhejiang Shipbuilding Co. Ltd. in China. Seaspan also announced that it has simultaneously arranged twelve-year charter agreements for these vessels with a new customer, Cosco Container Lines Co., Ltd., a subsidiary of China Cosco Holdings Co. Ltd. at an initial rate of $19,000 per day. Seaspan Management Services Limited (“The Manager”) will provide technical services for the two 3500 TEU vessels at an initial rate of $4,200 per day through 2008.

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o	On February 28, 2006, Seaspan announced that it has signed a contract to build four 2500 TEU vessels from Jiangsu Yangzijiang Shipbuilding in China. The four new building vessels will be delivered between August 2008 and February 2009. The total delivered cost is expected to be approximately $44.5 million per vessel. Seaspan also announced that it has simultaneously arranged 12 year charter agreements for the four 2500 TEU vessels with China Shipping Container Lines (Asia) Co. Ltd. (“CSCL Asia”) at an initial rate of $16,750 per day, increasing to $16,900 per day after six years. The Manager will provide technical services for the four 2500 TEU vessels at an initial rate of $4,000 per day through 2011.

o	Seaspan also announced on February 28, 2006 that, in addition to the firm order for the initial four 2500 TEU vessels, it has the option to order an additional eight 2500 TEU vessels, in two tranches of four vessels each, for the same price as the initial four vessels. Seaspan has made no commitment, financial or otherwise, to proceed with the order for the optional vessels and will only exercise their option with respect to the optional vessels if acceptable long-term charters are arranged. Seaspan has until June 30, 2006 to exercise their option on the first four of the option vessels and until September 30, 2006 to exercise the option on the second four. If the additional vessels are built, CSCL Asia would have the option to charter the first group of four optional vessels under the same terms as the first four.

•	During the quarter, the CSCL Chiwan and CSCL Hamburg completed their regularly scheduled five-year special surveys and drydockings. During the final inspection at the end of the scheduled drydocking of the CSCL Hamburg for her special survey, a minor crack was detected on the rudder horn area. Similar but significantly smaller cracks than those found on the CSCL Hamburg were also found on two other 4250 TEU vessels. Permanent repairs costing less than $75,000 for the minor crack on the CSCL Hamburg were completed by the Manager. Similar repairs will be also required for the two other 4250 TEU vessels. The Manager expects to fully recover these incremental costs from third parties, while the remainder of the special survey costs will be for the account of the Manager. There was no damage found to any other vessels in service.

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The following tables summarize vessel utilization and the impact of the drydocking days on Seaspan’s revenues for the first quarter:

Vessel Utilization:	Fourth Quarter 2005 # of Days	First Quarter 2006 # of Days
Ownership Days	1,178	1,296
Less Offhire Days:
Scheduled 5-Year Survey	—	(20)
Incremental Due to Rudder Horn Repair	—	(17)

Operating Days	1,178	1,259

Vessel Utilization	100%	97.1%

Revenue – Impact of Drydocking:	Fourth Quarter 2005 Revenue (in thousands of US dollars)	First Quarter 2006 Revenue (in thousands of US dollars)
100% fleet utilization	$23,394	$25,470
Less Offhire:
Scheduled 5-Year Survey	—	(360)
Incremental Due to Rudder Horn Repair	—	(303)

Actual Revenue Earned	$23,394	$24,807

The following table summarizes the number of vessels in Seaspan’s fleet as it takes scheduled delivery:

	Actual				Forecasted
Vessel Size	Upon Closing of IPO	Third Quarter 2005	Fourth Quarter 2005	First Quarter 2006	Years Ending December 31,		Thereafter
					2006	2007
2500 TEU Class	—	—	—	—	—	—	4
3500 TEU Class	—	—	—	—	—	2	2
4250 TEU Class	8	10	11	13	16	19	19
8500 TEU Class	2	2	2	2	2	2	2
9600 TEU Class	—	—	—	—	—	2	2

Operating Vessels	10	12	13	15	18	25	29

Capacity (TEU)(1)	50,960	59,466	63,719	72,225	84,984	123,971	134,155

(1)	Seaspan’s 2500 TEU vessels, 3500 TEU vessels, 4250 TEU vessels, 8500 TEU vessels, and 9600 TEU vessels have an actual capacity of 2546 TEU, 3534 TEU, 4253 TEU, 8468 TEU, and 9580 TEU, respectively.

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Recent News

On April 6, 2006, the Company took delivery of its 16th contracted vessel, the Saigon Express, approximately ten weeks ahead of the contractual delivery date. This is the fourth of nine vessels chartered to CP USA, a subsidiary of CP Ships.

About Seaspan

Seaspan owns containerships and charters them pursuant to long-term fixed-rate charters. Seaspan currently owns a fleet of 16 containerships consisting of 14 4250 TEU vessels and two 8500 TEU vessels. Over approximately the next 34 months, Seaspan will add 13 additional vessels to its fleet, including four 2500 TEU vessels, two 3500 TEU vessels, five 4250 TEU vessels, and two 9600 TEU vessels.

Seaspan’s common shares are listed on the New York Stock Exchange under the symbol “SSW.”

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Conference Call and Webcast

Seaspan will host a conference call and webcast for investors and analysts to discuss its results for the quarter on Monday, April 17, 2006, at 2:00 pm PT / 5:00 pm ET. Participants should call 800-289-0494 (US/Canada) or 913-981-5520 (International) and request the Seaspan call. A telephonic replay will be available for anyone unable to participate in the live call. To access the replay, call 888-203-1112 or 719-457-0820 and enter confirmation code 4941492. The recording will be available from April 17, 2006 at 5:00 pm PT / 8:00 p.m. ET through Friday, April 28th at 8:59 p.m. PT / 11:59 p.m. ET. A live broadcast of the earnings conference call will also be available via the Internet at www.seaspancorp.com under our Investor Relations section; or go directly http://www.seaspancorp.com/investors/eventdetail.cfm?eventid=26187. The webcast will be archived on the site for one year.

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SEASPAN CORPORATION

UNAUDITED BALANCE SHEET

AS AT MARCH 31, 2006

(IN THOUSANDS OF US DOLLARS, EXCEPT PER SHARE AMOUNTS)

	March 31, 2006	December 31, 2005
Assets
Current assets:
Cash and cash equivalents	$11,400	$15,718
Prepaid expenses	2,446	2,352

	13,846	18,070

Vessels	729,346	621,163

Deposits on vessels	4,000	—

Deferred financing fees	6,138	6,526

Fair value of interest rate swaps	18,388	4,799

	$771,718	$650,558

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$1,212	$1,467
Deferred revenue	3,479	2,759

	4,691	4,226
Long-term debt	236,680	122,893

	241,371	127,119

Share capital	512,589	512,589
Additional paid in capital	76	—
Retained earnings (deficit)	(706)	6,051
Accumulated other comprehensive income	18,388	4,799

Total shareholders’ equity	530,347	523,439

	$771,718	$650,558

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SEASPAN CORPORATION

UNAUDITED STATEMENT OF OPERATIONS AND RETAINED EARNINGS FOR THE QUARTER ENDED MARCH 31, 2006

(IN THOUSANDS OF US DOLLARS)

	Quarter ended March 31, 2006	Quarter ended December 31, 2005
Revenue	$24,807	$23,394

Operating expenses:
Ship operating	6,107	5,582
Depreciation	5,604	4,909
General and administrative	961	1,171

	12,672	11,662

Operating earnings	12,135	11,732

Other expenses (earnings):
Interest expense	2,703	1,496
Interest income	(163)	(124)
Undrawn credit facility fee	561	639
Amortization of deferred financing fees	488	486

	3,589	2,497

Net earnings	$8,546	$9,235
Retained earnings, beginning of period	6,051	5,094
Dividends on common shares	(15,303)	(8,278)

Retained earnings (deficit), end of period	$(706)	$6,051

Earnings per share, basic and diluted	$0.24	$0.26

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SEASPAN CORPORATION

UNAUDITED STATEMENT OF CASH FLOWS

FOR THE QUARTER ENDED MARCH 31, 2006

(IN THOUSANDS OF US DOLLARS)

	Quarter ended March 31, 2006	Quarter ended December 31, 2005
Cash provided by (used in):
Operating activities:
Net earnings	$8,546	$9,235
Items not involving cash:
Depreciation	5,604	4,909
Stock-based compensation expense	76	—
Amortization of deferred financing fees	488	486
Change in non-cash operating working capital	371	986

Cash from operating activities	15,085	15,616

Investing activities:
Expenditures for vessels	(113,787)	(56,893)
Deposits on vessels	(4,000)	—

Cash used in investing activities	(117,787)	(56,893)

Financing activities:
Share issue costs	—	(90)
Draws on credit facility	113,787	56,893
Financing fees incurred	(100)	(1)
Dividends on common shares	(15,303)	(8,278)

Cash from financing activities	98,384	48,524

Increase (decrease) in cash and cash equivalents	(4,318)	7,247

Cash and cash equivalents, beginning of period	15,718	8,471

Cash and cash equivalents, end of period	$11,400	$15,718

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SEASPAN CORPORATION

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

FOR THE QUARTER ENDED MARCH 31, 2006

(IN THOUSANDS OF U.S. DOLLARS)

Description of Non-GAAP Financial Measures — Cash Available for Distribution

Cash available for distribution represents net earnings adjusted for depreciation, net interest expense and amortization of deferred financing fees. Cash available for distribution is a non-GAAP quantitative standard used in the publicly-traded investment community to assist in evaluating a company’s ability to make quarterly cash dividends. Cash available for distribution is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net earnings or any other indicator of Seaspan’s performance required by accounting principles generally accepted in the United States.

	Quarter ended March 31, 2006	Quarter ended December 31, 2005
Net earnings	$8,546	$9,235
Add:
Depreciation	5,604	4,909
Interest expense	2,703	1,496
Amortization of deferred financing fees	488	486
Stock-based compensation expense	76	—
Less:
Interest income	(163)	(124)

Net cash flows before cash interest payments	17,254	16,002
Less:
Cash interest paid	(2,426)	(1,390)
Add:
Cash interest received	163	124

Cash available for distribution	$14,991	$14,736

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, the likelihood of our success in developing and expanding our business. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. These forward-looking statements reflect management’s current views only as of the date of this presentation and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this release. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to: future operating or financial results; our expectations relating to dividend payments and forecasts of our ability to make such payments; pending acquisitions, business strategy and expected capital spending; operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs; general market conditions and shipping market trends, including charter rates and factors affecting supply and demand; our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities; estimated future capital expenditures needed to preserve our capital base; our expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of our ships; our continued ability to enter into long-term, fixed-rate time charters with our customers; our ability to leverage to our advantage our Manager’s relationships and reputation in the containership industry; changes in governmental rules and regulations or actions taken by regulatory authorities; changes in worldwide container demand; changes in trading patterns; competitive factors in the markets in which we operate; potential inability to implement our growth strategy; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; ability of our customers to make charter payments; potential liability from future litigation; conditions in the public equity markets; and other factors detailed from time to time in our periodic reports, including our Prospectus filed with the SEC on August 8, 2005. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common and subordinated shares.

For Investor Relations and Media Inquiries:

Mr. Kevin M. Kennedy

Chief Financial Officer

Seaspan Corporation

Tel. 604-482-8777

Ms. Nina Devlin/Ms. Erin Moore

Brunswick Group

Tel: 212-333-3810

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